Exhibit 99.1

Gauzy Ltd. Announces Record Fourth Quarter and Full Year 2024 Results

Delivers Fourth Quarter Revenue Growth of 41.8% Driven by Broad-Based Strength Across All Segments

Narrows Adjusted Net Loss for the Quarter, Continuing Path to Improved Profitability

Delivers on Goal to Produce First Ever Quarter of Positive Adjusted EBITDA in the Fourth Quarter

Full-year Sales Surpassed $100 Million, Backed by over 80% of Sales from Recurring Customers

Introduces 10-year Committed and Contracted Backlog, Reflecting Accelerating Long-Term Demand Across Segments

Initiates 2025 Guidance of Healthy Double-digit Revenue Growth and First Ever Full Year of Positive Adjusted EBITDA

TEL AVIV, ISRAEL and New York, NY, March 11, 2025 -- Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader of vision and light control technologies, today announced financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Highlights (Compared to Fourth Quarter 2023)

●	Record revenues of $31.1 million increased 41.8% compared to $22.0 million

●	Record gross margin of 36.5% improved 800 basis points compared to 28.5%

●	Net loss of $11.4 million compared to a net loss of $20.7 million

●	Non-GAAP Adjusted net loss of $3.7 million compared to an adjusted net loss of $11.2 million

●	Positive Adjusted EBITDA of $0.2 million compared to ($6.0) million

●	Total available liquidity of $40.6 million, including cash of $5.6 million and $35.0 million undrawn credit facility at quarter end

Full Year 2024 Highlights (Compared to Full Year 2023)

●	Record revenues of $103.5 million increased 32.8% compared to $78.0 million

●	Record gross margin of 28.7% increased 310 basis points compared to 25.6%

●	Net loss of $53.2 million compared to a net loss of $79.3 million

●	Non-GAAP Adjusted net loss of $29.3 million compared to an adjusted net loss of $36.8 million

●	Adjusted EBITDA of ($14.2) million compared to ($20.7) million

“Our best ever quarter performance demonstrated strong execution across all business segments, with robust demand driving record revenue that led to our first ever quarter of positive Adjusted EBITDA, a major milestone for our company,” commented Eyal Peso, Gauzy Co-Founder and Chief Executive Officer. “

“Looking back at 2024, I’m incredibly proud of what we accomplished in our first seven months as a new public company. We surpassed $100 million in revenue for the first time, over 80% of which was recurring, and saw record revenue and gross margin in all four of our segments. Based on our current customers’ serial production programs, we expect a potential projected revenue pipeline exceeding $1 billion over the next ten years, of which a minimum of $409 million is contracted and committed backlog, positioning us for compounding growth for years to come. This exciting potential is reflected in our initial 2025 guidance, which at the midpoint represents an expected 30% growth in revenue versus 2024’s record results, as well as our expectation for our first ever full year of positive Adjusted EBITDA. We believe that the strength of our order book, growing pipeline of innovation, and expanded production capacity give us confidence in our growth trajectory for 2025 and beyond. We remain focused on executing our strategic vision while continuing to deliver exceptional value to our customers and shareholders.”

Top Q4 2024 and Subsequent Business Milestones and Accomplishments

●	Received outstanding supplier award from Yutong, the world’s largest bus OEM, for the Company’s Smart-Vision® ADAS

●	Introduced black SPD smart glass technology, further cementing Gauzy’s dominant position within the multi-billion smart glass industry

●	Strategic partnership with Journeo PLC on track to enhance road safety on London’s fleet of 8,500 buses with ADAS

●	Partnering with Ambarella to harness AI for breakthroughs in ADAS, with road safety enhancing technology already operational in Ford trucks

●	Bolstering presence in South Korea through strategic collaboration with MABA Industrial, positioning Gauzy well to capture adoption of Smart-Vision® Camera Monitoring System (CMS) in a market that averages over 255,000 commercial vehicle sales per year

●	Secured Federal Motor Carrier Safety Administration (FMCA) exemption renewal, opening the Company up to the potential retrofitting of more than 900,000 buses in the U.S. with the Smart-Vision® system

●	Increasing shipments to Ferrari of Suspended Particle Device (SPD) smart glass technology due to overwhelming customer choice to select smart glass over carbon roof as part of eight year contract

●	Gauzy smart glass technology now featured at iconic locations around the world, including the MSC cruise ship terminal in Miami, the Frame in Dubai, and the elevators at the Washington Monument in Washington, D.C.

Fourth Quarter 2024 Results

Revenues for the fourth quarter of $31.1 million increased 41.8% compared to $22.0 million in the prior year quarter, primarily driven by particular strength in the Safety Tech and Architecture divisions, as well as strong performance in Aeronautics following the addition of a second shift at our production facilities.

Gross profit for the fourth quarter of $11.4 million increased 81.4% compared to $6.3 million in the prior year quarter. Gross margin for the fourth quarter increased to 36.5% compared to 28.5% in the prior year quarter, primarily due to higher revenues on a relatively fixed cost base.

Total operating expenses for the fourth quarter were $15.8 million, up 5.5% compared to $15.0 million in the prior year quarter, mainly due to increases stock based compensation expenses, partly offset by lower sales and marketing costs.

Net loss for the fourth quarter of $11.4 million compared to $20.7 million in the prior year quarter, mainly due to an increase in gross profit and a decrease in financial expenses.

Non-GAAP Adjusted net loss for the fourth quarter of $3.7 million compared to $11.2 million in the prior year quarter, with the improvement primarily attributable to the higher gross profit.

Non-GAAP Adjusted EBITDA for the fourth quarter was $0.2 million compared to ($6.0) million in the prior year quarter, mainly due to higher revenue and gross margin.

Fourth Quarter 2024 Segment Performance

Safety-Tech Division Results

Safety-Tech revenue of $13.0 million in the fourth quarter increased 73.0% compared to $7.5 million in the prior year quarter on strong demand across the segment’s product lines. Gross profit of $3.0 million in the fourth quarter increased 212.7% compared to $1.0 million in the prior year quarter. Gross margin of 23.0% in the fourth quarter compared to 12.7% in the prior year period, primarily attributable to higher revenues and operational leverage.

Aeronautics Division Results

Aeronautics revenue of $13.4 million in the fourth quarter increased 26.7% as compared to $10.6 million in the prior year quarter. Gross profit of $6.8 million in the fourth quarter increased 62.2% as compared to $4.2 million in the prior year quarter. Gross margin of 51.1% in the fourth quarter compared to 39.9% in the prior year period. The increase in revenue, gross profit and gross margin reflects additional deliveries in the quarter originally scheduled for the third quarter, partially offset by higher costs associated with adding a second shift at the Company’s France manufacturing facility.

Architecture Division Results

Architecture revenue of $4.1 million in the fourth quarter increased 31.8% compared to $3.1 million in the prior year quarter, growing worldwide demand. Gross profit of $1.5 million in the fourth quarter increased 54.8% compared to $1.0 million in the prior year quarter. Gross margin of 37.6% in the fourth quarter compared to 32.0% in the prior year period, driven primarily by higher revenues over a relatively fixed cost structure.

Automotive Division Results

Automotive revenue was $0.7 million in the fourth quarter decreased 14.7% compared to $0.8 million in the prior year quarter. Gross profit of approximately zero in the fourth quarter compared to a gross profit of $0.1 million in the prior year quarter. The decrease in revenue reflects timing impacts of full-year orders.

Balance Sheet, Liquidity and Cash Flow

As of December 31, 2024, the Company had total liquidity of $40.6 million, including $5.6 million of cash and cash equivalents and $35.0 million of available capacity under its undrawn credit line. At year-end total debt was $38.4 million, including $13.2 million of short-term receivable financings.

As of December 31, 2024 the Company had basic and diluted ordinary shares outstanding of 18,720,287.

Guidance

The Company is providing its initial expectations for full year 2025. The Company expects full year revenue to be in the range of $130 million to $140 million, representing approximately 30% growth at the midpoint compared to 2024. Based on the benefit of scale, favorable operating leverage and strong recurring revenue base, the Company expects Adjusted EBITDA to be positive for the full year 2025.

Conference Call and Webcast:

Gauzy will host a conference call and webcast to discuss its results for the fourth quarter and twelve months ended December 31, 2024 and other information related to its business at 8:30 a.m. Eastern Daylight Time on Tuesday, March 11, 2025. The webcast of the conference call can be accessed on the “Investors” section of Gauzy’s website at www.investors.gauzy.com. For those unable to access the website, the conference call will be accessible domestically and internationally, by dialing (800) 717-1738 or (646) 307-1865, respectively. Upon dialing in, please request to be connected to the Gauzy earnings conference call. To access the replay of the call, dial (844) 512-2921 (Domestic) or (412) 317-6671 (International) and enter the passcode 1128059.

A copy of Gauzy’s annual report on Form 20-F for the year ended December 31, 2024 has been filed with the U.S. Securities and Exchange Commission at https://www.sec.gov/ and posted on Gauzy’s investor relations website at https://www.investors.gauzy.com/. Gauzy will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request at ir@gauzy.com.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in the United States, Germany, France, China, Singapore, UAE, South Korea and Canada. Gauzy serves leading brands in over 30 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Gauzy’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. In particular, forward-looking statements in this press release include its anticipated revenues and other results for the year ended December 31, 2025, as well as its expectations regarding its projected revenue, serial production programs and expanded backlog over the next decade. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements reflect Gauzy’s current views, plans, or expectations with respect to future events and financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Gauzy’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2025 and in subsequent filings with the SEC. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Gauzy or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Gauzy undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Non-GAAP Disclosure

In addition to Gauzy’s financial results reported in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), this press release and the accompanying tables and related presentation materials may contain one or more of the following Non-GAAP financial measures: Adjusted Net Loss, EBITDA, Adjusted EBITDA, Net Loss Margin and Adjusted EBITDA Margin. Gauzy believes that these measures provide useful information about its operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key measures used by management in its financial and operational decision making. Non-GAAP financial measures have limitations as analytical tools and may not be comparable to companies in other industries or within the same industry with similarly titled measures of performance. In addition, these non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. The presentation of this financial information is not intended to be considered as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate our business.

Adjusted Net Loss. The Company defines Adjusted Net Loss as Net Loss, adjusting for certain financial expenses, the amortization of intangible assets, certain acquisition and debt raising related costs, non-cash fair value adjustments and expenses related to equity-based compensation and doubtful debts.

EBITDA. The Company defines EBITDA as Net Loss, excluding net financial expense, tax expense and depreciation and amortization.

Adjusted EBITDA. The Company defines Adjusted EBITDA as EBITDA (as defined above) excluding acquisition-related costs, one-time expenses, equity-based compensation expenses and doubtful debts.

Net Loss Margin. The Company defines Net Loss Margin as Net Loss for the period divided by revenue for the same period.

Adjusted EBITDA Margin. The Company defines Adjusted EBITDA Margin as Adjusted EBITDA (as defined above) for the period divided by revenue for the same period.

For more information on the Non-GAAP financial measures, please see the reconciliation tables provided in this press release. The accompanying reconciliation tables have more details on the U.S. GAAP financial measures that are most directly comparable to Non-GAAP financial measures and the related reconciliations between these financial measures.

The Company has provided forward-looking expectations regarding Adjusted EBITDA. The Company cannot reconcile its projection of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, without unreasonable efforts because of the unpredictable or unknown nature of certain significant items excluded from Adjusted EBITDA and the resulting difficulty in quantifying the amounts thereof that are necessary to estimate net income (loss).

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

(U.S. dollars in thousands, except share data)

	Three months ended December 31		Twelve months ended December 31
	2024	2023	2024	2023

REVENUES	$31,131	$21,950	$103,527	$77,980
Cost of revenues (exclusive of depreciation and amortization)	19,324	15,423	71,718	55,992
Depreciation and amortization	441	273	2,068	2,047
TOTAL COST OF REVENUES	19,765	15,686	73,786	58,039
GROSS PROFIT	11,366	6,264	29,741	19,941
Research and development expenses (exclusive of depreciation and amortization reflected below)	4,460	4,375	17,590	16,035
General and administrative expenses (exclusive of depreciation and amortization reflected below)	5,967	5,764	22,194	16,187
Sales and marketing expenses (exclusive of depreciation and amortization reflected below)	3,866	4,622	16,134	15,302
Depreciation and amortization	1,528	984	4,608	3,664
Other expenses (change in fair value of contingent consideration)	-	(753)	(23)	747
TOTAL OPERATING EXPENSES	15,821	14,992	60,503	51,935
OPERATING LOSS	(4,455)	(8,728)	(30,762)	(31,994)
OTHER INCOME	(196)	25	(44)	32
INTEREST EXPENSES	(2,620)	(4,469)	(11,519)	(13,493)
OTHER FINANCIAL INCOME (EXPENSES)	(4,050)	(7,357)	(10,795)	(33,629)
FINANCIAL EXPENSES, net (including amount reclassified from OCI reserve)	(6,670)	(11,826)	(22,314)	(47,122)
LOSS BEFORE INCOME TAX	(11,321)	(20,529)	(53,120)	(79,084)
INCOME TAX EXPENSES (INCOME)	30	148	62	183
LOSS FOR THE PERIOD	$(11,351)	$(20,677)	$(53,182)	$(79,267)
OTHER COMPREHENSIVE LOSS, net of tax
NET ACTUARIAL GAIN (LOSS)	(116)	(594)	(16)	(367)
FOREIGN CURRENCY TRANSLATION GAIN (LOSS)	347	1,245	(268)	1,151
RECLASSIFICATION OF FAIR VALUE GAIN ON CHANGES OF OWN CREDIT RISK	-	-	4,317	-
FAIR VALUE GAIN (LOSS) ON CHANGES OF OWN CREDIT RISK	(4,544)	326	(6,431)	443
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	$(4,313)	$977	$(2,398)	$1,227
NET COMPREHENSIVE LOSS	$(15,664)	$(19,700)	$(55,580)	$(78,040)
LOSS PER SHARE BASIC AND DILUTED	$(0.61)	$(3.93)	$(4.11)	$(18.19)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTATION OF BASIC AND DILUTED LOSS PER SHARE	18,719,433	5,265,467	12,927,717	4,356,665

GAUZY LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(U.S. dollars in thousands, except share data)

	December 31
	2024	2023
Assets

CURRENT ASSETS:
Cash and cash equivalents	$5,615	$4,575
Restricted cash	119	130
Trade receivables, net of allowance for credit losses of $1,262 and $904 as of December 31, 2024, and 2023, respectively	24,358	19,671
Institutions	4,227	6,926
Inventories	15,876	13,174
Other current assets	4,413	2,045
TOTAL CURRENT ASSETS	54,608	46,521

NON-CURRENT ASSETS:
Restricted long-term bank deposit	139	127
Restricted investment in marketable securities	3,215	1,932
Operating lease right of use assets	10,515	12,377
Property and equipment, net	27,461	20,530
Other non-current assets	2,707	1,000
Intangible assets:
Customer relationships	12,081	13,917
Technology	3,589	5,698
Goodwill	20,282	21,550
Other intangible asset	3,648	4,292
TOTAL NON-CURRENT ASSETS	83,637	81,423
TOTAL ASSETS	$138,245	$127,944

	December 31
	2024	2023
Liabilities, redeemable convertible preferred shares and capital deficiency

CURRENT LIABILITIES:
Short-term borrowing and current maturities of bank loans	$3,353	$4,146
Short-term loan relating to factoring arrangements	13,184	10,032
Trade payables	18,130	13,989
Employee related obligations	8,887	8,745
Accrued expenses	5,805	6,767
Deferred revenues	883	742
Current maturities of operating lease liabilities	2,315	2,494
Current maturities of finance lease liabilities	45	240
Acquisition earn-out liability	-	2,997
Current maturities of long-term debt measured under the fair value option	-	14,286
Warrants and phantom warrants to purchase ordinary shares	206	-
Other current liabilities (including $890 and $0 due to related parties as of December 31, 2024, and 2023, respectively)	3,920	448
TOTAL CURRENT LIABILITIES	56,728	64,886
LONG-TERM LIABILITIES:
Long-term debt measured under the fair value option (including $0 and $21,976 due to related parties as of December 31, 2024 and 2023, respectively)	17,777	30,841
Convertible loans (CLAs) measured under the fair value option (including $0 and $9,780 due to related parties as of December 31, 2024, and 2023, respectively)	-	55,940
Long-term bank loans	4,128	7,850
Warrants and phantom warrants to purchase preferred shares	-	21,566
Operating lease liabilities	7,528	9,112
Finance lease liabilities	43	96
Long-term Employee related obligations	1,416	1,868
Employee rights upon retirement	1,347	1,208
Other long-term liabilities	948	931
TOTAL LONG-TERM LIABILITIES	33,187	129,412
COMMITMENTS AND CONTINGENT LIABILITIES (see Note 11)
TOTAL LIABILITIES	$89,915	$194,298
REDEEMABLE CONVERTIBLE PREFERRED SHARES:
Convertible Preferred Shares A, A-1, A-2 and A-3 (hereafter “Preferred Shares A”) (NIS 0.23 par value per share, 0 and 3,671,937 shares authorized as of December 31, 2024 and, 2023, 0 and 2,192,611 issued and outstanding as of December 31, 2024 and, 2023, respectively);
Convertible Preferred Shares B (NIS 0.23 par value per share, 0 and 439,091 shares authorized as of December 31, 2023 and 2024, 0 and 333,366 issued and outstanding as of December 31, 2024, and 2023, respectively) ;
Convertible Preferred Shares C (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of December 31, 2024 and 2023, 0 and 590,059 issued and outstanding as of December 31, 2024 and 2023, respectively; aggregate liquidation preference of $0 and $9,039 as of December 31, 2024 and 2023, respectively)
Convertible Preferred Shares D (NIS 0.23 par value per share, 0 and 2,195,457 shares authorized as of December 31, 2024 and 2023, respectively, 0 and 1,587,881 issued and outstanding as of December 31, 2024 and 2023, respectively; aggregate liquidation preference of $0 and $64,152 as of December 31, 2024 and 2023)
TOTAL REDEEMABLE CONVERTIBLE PREFERRED SHARES	-	$70,537

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):
Ordinary shares (49,200,191 and 16,987,315 shares authorized as of December 31, 2024 and 2023 respectively; 18,720,287 and 5,276,184 shares issued and outstanding as of December 31, 2024 and 2023)	865	320
Additional paid-in capital	275,390	35,134
Other comprehensive loss	(2,913)	(515)
Accumulated deficit	(225,012)	(171,830)
TOTAL SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):	$48,330	$(136,891)
TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY):	$138,245	$127,944

GAUZY LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Year ended December 31
	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(53,182)	$(79,267)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	6,676	5,711
Loss from sale of property and equipment	217	203
Unrealized losses (gains) on marketable securities	(1,287)	1,655
Share-based compensation	6,607	2,567
Earn-out liability Revaluation	(23)	747
Non-cash financial expenses	16,130	39,489
Changes in operating assets and liabilities:
Trade receivables	(5,928)	(5,395)
Institutions	640	(311)
Other current assets	160	(1,356)
Inventories	(3,325)	(2,271)
Operating lease right of use assets	2,378	2,532
Other non-current assets	(76)	8
Trade payables	4,954	1,909
Accrued expenses	(1,746)	2,874
Payment of Earn-Out	(2,974)	(344)
Other current liabilities	579	55
Other long-term liabilities	61	497
Employee related obligations	159	3,828
Employee rights upon retirement	192	88
Deferred revenues	164	(1,703)
Operating lease liabilities	(2,281)	(2,631)
Net cash used in operating activities	(31,905)	(31,115)

CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property and equipment	(11,616)	(5,929)
Proceeds from sale of property and equipment	161	-
Purchase of IP	-	(4,500)
Investment in long-term deposits	-	(194)
Net cash used in investing activities	(11,455)	(10,623)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering	75,000	-
Offering costs	(8,665)	-
Proceeds from issuance of convertible loans	11,750	27,225
Payments in respect of bank borrowings	(3,685)	(1,829)
Payment of Earn-out liability	-	(1,323)
Settlement of other current liability	(200)	-
Settlement of Phantom warrants	(2,813)	-
Proceeds from exercise of options into ordinary shares	12	2
Proceeds from issuance of redeemable convertible preferred shares	-	1,316
Proceeds in respect of bank borrowings	-	114
Proceeds from short term loan relating to factoring arrangements, net	3,889	2,159
Proceeds from long-term debt measured under the fair value option	29,149	19,750
Payments of long-term debt measured under the fair value option	(59,657)	(5,400)
Finance lease payments	(213)	(325)
Net cash provided by financing activities	44,567	41,689

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	1,207	(49)
TRANSLATION ADJUSTMENT ON CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(178)	58
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	4,705	4,696
BALANCE OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$5,734	$4,705

GAUZY LTD.

SEGMENT REVENUE AND GROSS PROFIT

(Unaudited)

(U.S. dollars in thousands)

	Three months ended December 31, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$13,391	$4,077	$656	$13,007	$31,131
Cost of revenue	6,393	2,486	600	9,845	19,324
Depreciation and amortization	152	57	58	174	441
Gross profit (loss)	$6,846	$1,534	$(2)	$2,988	$11,366

	Three months ended December 31, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$10,570	$3,093	$769	$7,518	$21,950
Cost of revenue	6,257	2,054	672	6,431	15,413
Depreciation and amortization	93	48	-	132	273
Gross profit (loss)	$4,221	$991	$97	$956	$6,264

	Twelve months ended December 31, 2024
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$41,380	$13,173	$3,333	$45,641	$103,527
Cost of revenue	22,858	8,565	3,883	36,412	71,718
Depreciation and amortization	970	196	58	844	2,068
Gross profit (loss)	$17,552	$4,412	$(608)	$8,385	$29,741

	Twelve months ended December 31, 2023
	Aeronautics	Architecture	Automotive	Safety tech	Total
Revenues from external customers	$33,829	$12,613	$1,835	$29,703	$77,980
Cost of revenue	21,246	8,498	1,967	24,281	55,992
Depreciation and amortization	1,030	177	-	840	2,047
Gross profit (loss)	$11,553	$3,938	$(132)	$4,582	$19,941

GAUZY LTD.

RECONCILIATION OF U.S. GAAP NET LOSS TO NON-GAAP ADJUSTED NET LOSS

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(in thousands of USD)	2024	2023	2024	2023
Net Loss	$(11,351)	(20,677)	$(53,182)	(79,267)
Other financial (income) expenses	$4,050	7,357	$10,795	33,629
Purchase price accounting amortization	$746	745	$3,246	3,320
Acquisition related costs and debt raising costs	$424	1,430	$2,796	1,890
Non-cash fair value adjustments(1)	$-	(753)	$(23)	747
One-time expenses and project costs	$234	-	$143	116
Equity-based compensation expense	$2,261	594	$6,607	2,567
Doubtful debt expenses(2)	$(40)	135	$358	234
Adjusted Net loss	$(3,676)	(11,169)	$(29,260)	(36,765)

(1)	One-time expenses related to the Earn Out Agreement with the Sellers.

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

GAUZY LTD.

Reconciliation of U.S. GAAP Net Loss to NON-GAAP Adjusted EBITDA

(unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(in thousands of USD)	2024	2023	2024	2023
Net loss	$(11,351)	(20,677)	$(53,182)	(79,267)
Income tax expenses (income)	$30	148	$62	183
Financial (income) expenses, net	$6,670	11,826	$22,314	47,122
Depreciation and amortization	$1,969	1,257	$6,676	5,711
EBITDA	$(2,682)	(7,446)	$(24,130)	(26,251)
Acquisition related costs and debt raising costs	$424	1,430	$2,796	1,890
Non-cash fair value adjustments(1)	$-	(753)	$(23)	747
One-time expenses and project costs	$234	-	$143	116
Equity-based compensation expense	$2,261	594	$6,607	2,567
Doubtful debt expenses(2)	$(40)	135	$358	234
Adjusted EBITDA	$197	(6,040)	$(14,249)	(20,697)
Net Loss Margin	-36%	-94%	-51%	-102%
Adjusted EBITDA Margin	0.6%	-28%	-14%	-27%

(1)	One-time expenses related to the Earn Out Agreement with the Sellers.

(2)	Doubtful debt expenses related to accounts receivable that we do not expect to collect; such amounts are not included in our net trade receivables.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
press@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com